

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 7, 2016

Via E-Mail
Geoffrey Stuart Davis
Chief Financial Officer
Melco Crown Entertainment Limited
36th Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

>   **Re: Melco Crown Entertainment Limited**
>   **Form 20-F for the fiscal year ended December 31, 2015**
>   **Filed April 12, 2016**
>   **File No. 001-33178**

Dear Mr. Davis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 2. Summary of Significant Accounting Policies

(h) Property and Equipment, Net, page F-15

1.   We note that effective October 1, 2015, you extended the useful lives for certain building assets to 40 years from 25 years to reflect the estimated period during which the buildings are expected to remain in service. Please address the following:

   a.   For the extended useful lives of certain buildings at your Macau-based properties, tell us what factors changed supporting your conclusion that a 40-year useful life was more appropriate. In your response, address whether such extension from a 25-year useful life was a change in accounting estimate or the correction of an error in your previously issued financial statements. Refer to ASC 250-10-45.

  b. Given your building assets are located on land granted by the Macau government for a period of 25 years and renewable for further consecutive periods of 10 years subject to applicable legislation, tell us how you determined the useful lives of the buildings would exceed the life of the land lease agreements entered with the Macau government. In your response, address your ability to renew the leases considering such leases are subject to applicable legislation in Macau.

  c. Tell us the basis for the estimated useful lives for properties in the remainder of your portfolio. Specifically address the useful lives of buildings at your recently opened Studio City property, as we note you address the change in the estimated lease term for leases under land concession contracts includes your Studio City property.

(n) Land Use Rights, Net, page F-17

2. We note that effective October 1, 2015, similar to the extension of useful lives attributable to certain building assets, you extended the estimated term of the leases under applicable land concession contracts. Please address the following:

  a. For the extension of the estimated term of leases under land concession contracts, tell us what factors changed supporting your conclusion that a 40-year term was more appropriate. In your response, address whether such extension from a 25-year term was a change in accounting estimate or the correction of an error in your previously issued financial statements. Refer to ASC 250-10-45.

  b. Given your land concession contracts that have been granted by the Macau government have an initial term of 25 years and are renewable for further consecutive periods of 10 years subject to applicable legislation, tell us how you determined the estimated term of the land concession contracts would exceed the life of the land concession contracts entered with the Macau government. In your response, address your ability to renew the leases considering such leases are subject to applicable legislation in Macau.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
   Commodities